(BRYAN CAVE LETTERHEAD)



June 24, 2005


VIA EDGAR AND BY COURIER
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mellissa Campbell Duru


Re:   ORCHIDS PAPER PRODUCTS COMPANY
      REGISTRATION STATEMENT ON FORM S-1/A
      FILE NO. 333-124173
      FILED JUNE 24, 2005

Dear Ms. Duru:

We are writing this letter on behalf of Orchids Paper Products Company (the "Company" or "Orchids") in response to the letter of the Staff of the Securities and Exchange Commission (the "Commission") dated June 17, 2005 regarding the above-referenced filing.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company's response. We are enclosing a copy of the Pre-Effective Amendment No. 2 to the registration statement, together with copies which are marked to show the changes from the prior filing.

GENERAL

         1. WE REMIND YOU OF PRIOR COMMENTS 1, 3 AND 4. FOR EXAMPLE, FILE AS EXHIBITS TO THE REGISTRATION STATEMENT THE FINAL EXECUTED COPY OF MATERIAL AGREEMENTS. IN THIS REGARD, PLEASE FILE THE EXECUTED COPY OF THE REVOLVING CREDIT AND TERM FACILITY AGREEMENT BETWEEN THE COMPANY AND THE BANK OF OKLAHOMA.

                  Response: The Company has taken into account the Staff's prior comments 1, 3 and 4 in revising the registration statement and has made parallel changes where appropriate. The Company has updated its disclosure to reflect recent developments and included in the amended registration statement as Exhibit 4.1 the specimen stock

Mellissa Campbell Duru
Securities and Exchange Commission
June 24, 2005


                  certificate, as Exhibit 4.9 the executed Amended and Restated Agented Credit Agreement and as Exhibit 5.1 the opinion of Bryan Cave LLP.

         2. YOUR RESPONSE TO COMMENT 5 FROM OUR LETTER DATED MAY 18, 2005 STATES YOUR ONLY SIGNIFICANT EXPOSURE TO MARKET RISK IS ADEQUATELY DISCLOSED IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND WITHIN THE DISCUSSION OF RISK FACTORS. NOTE THAT ITEM 305 OF REGULATION S-K REQUIRES DISCLOSURE OF BOTH QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE QUANTITATIVE INFORMATION ABOUT YOUR VARIABLE INTEREST RATE RISK, IN ACCORDANCE WITH ONE OF THE THREE DISCLOSURES ALTERNATIVES.

                  Response: The Company has revised "Management's Discussion and Analysis of Financial Condition and Results of Operations" to expand the disclosure on market risk by adding a section entitled "Quantitative and Qualitative Disclosure About Market Risk". The added section provides additional disclosure about the Company's quantitative and qualitative market risk from changes in interest rates. The Company does not believe it has significant exposure to any other market risks.

         3. WE REISSUE PRIOR COMMENTS 6 AND 26 INSOFAR AS SOME OF THE DISCLOSURE AT PAGES 69 AND 73 REMAINS INAPPROPRIATE.

                  Response: The Company has revised the disclosure at page 69 (page 70 of the amended registration statement) to remove reference to the fact that the tax discussion provides general information only. We believe that the remaining disclosure in the last paragraph of the section entitled "Certain Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders" is both customary and appropriate disclosure. The Company has also revised the disclosure at page 73 (page 74 of the amended registration statement) to eliminate the suggestion that statistical data derived from third parties may not be accurate or complete.

PROSPECTUS SUMMARY, PAGE 1

         4. WE REISSUE PRIOR COMMENT 7. FOR EXAMPLE, YOU HAVE NOT SPECIFIED, AS NOTED IN OUR PRIOR COMMENT, THE IMPACT COMPETITION HAS HAD ON YOUR OPERATIONS RECENTLY NOR THE FACT THAT FINANCING HAS NOT BEEN OBTAINED FOR YOUR NEW PAPER MACHINE. IN THIS REGARD, WE NOTE THAT YOU MUST RAISE AT LEASE $11.5 MILLION IN THIS OFFERING IN ORDER TO OBTAIN THE NEW CREDIT FACILITY YOU ANTICIPATE USING TO FINANCE THE NEW MACHINE. REVISE YOUR DISCLOSURE IN YOUR SUMMARY TO ADDRESS SALIENT AND MATERIAL FACTS THAT WILL PROVIDE AN INVESTOR WITH A MORE BALANCED UNDERSTANDING OF YOUR BUSINESS.

Mellissa Campbell Duru
Securities and Exchange Commission
June 24, 2005

                  Response: The Company has expanded its disclosure in the section entitled "Prospectus Summary - Risks" to draw further attention to specific material risks associated with an investment in the Company's common stock.

         5. IT APPEARS THAT THERE IS NO MINIMUM PRICE OR SIZE CONDITION TO YOUR COMPLETION OF THE INITIAL PUBLIC OFFERING. THEREFORE, YOU COULD COMPLETE THE OFFERING AT A SIZE THAT WOULD YIELD LESS THAT THE $11.5 MILLION IN NET PROCEEDS NECESSARY FOR YOU TO OBTAIN THE NEW CREDIT FACILITY NECESSARY TO FINANCE THE NEW MACHINE. CONFIRM TO US THAT IN THE EVENT THAT THE NET PROCEEDS WOULD BE LESS THAN THE $11.5 MILLION NECESSARY FOR THE FINANCING, YOU WILL RECIRCULATE - PRIOR TO ANY CONFIRMATIONS OF SALE - AN APPROPRIATELY REVISED PROSPECTUS TO REFLECT THE STATUS OF THE FINANCING, THE SIZE OF THE OFFERING, YOUR PLANNED USE OF THE NET PROCEEDS AND THE ADDITIONAL UNCERTAINTY REGARDING YOUR ABILITY TO OBTAIN THE NEW MACHINE, AS WELL AS ANY OTHER MATERIAL CHANGES.

                  Response: The Company does not intend to consummate the offering in the event that the net proceeds are less than the minimum required under our new credit facility. The Company is aware of the significance of the credit facility requirement that the equity offering yield at least $11.5 million of net proceeds and agrees to recirculate the prospectus in the event that the Company decides to proceed with the initial public offering where such condition would not be met.

         6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8. IT APPEARS THAT SOME OF THE STATISTICS YOU USE IN YOUR DOCUMENT ARE DERIVED BY ANALOGY AND INDIRECT MEANS FROM VARIOUS UNRELATED SOURCES; THEREFORE, SOME STATISTICAL INFORMATION YOU PROVIDE APPEARS TO BE AT BEST INFORMED SPECULATION. ENSURE THAT AS REVISED YOUR DOCUMENT PROVIDES ACCURATE AND CONSERVATIVE DISCLOSURE, AND MAKE CLEAR THE NATURE OF THE STATISTICS OR ASSERTIONS WHEN THEY ARE NOT BASED ON HARD DATA OBTAINED FROM INDEPENDENT SOURCES. YOU ARE RESPONSIBLE FOR THE ACCURACY AND COMPLETENESS OF ALL DISCLOSURE THAT APPEARS IN YOUR FILINGS.

                  Response: The Company acknowledges that it is responsible for the accuracy and completeness of all disclosure that appears in its filings. The Company has reviewed the Staff's prior comment 8 and the statistical information that was subject of that prior comment and made revisions where appropriate. In particular, the Company has clarified its basis for believing it is a low cost producer in its market and characterized its position in its market as "strong" instead of "leading". It is the Company's view that it has ample support for the statistical information presented in the prospectus.

Mellissa Campbell Duru
Securities and Exchange Commission
June 24, 2005

RISK FACTORS, PAGE 8

RISKS RELATED TO OUR BUSINESS, PAGE 8

"OUR COMMITMENT FOR THE ANTICIPATE DEBT FINANCING....PAGE 9"

         7. IT APPEARS INCOMPLETE TO REFER TO HAVING EXECUTED THE COMMITMENT LETTER WITHOUT MENTIONING THE MINIMUM IPO TERM. MAKE CLEAR THAT THE RAISING OF $11.5 MILLION NET EQUITY IS A PRE-CONDITION TO THE EFFECTIVENESS OF THE CREDIT FACILITY. ALSO REVISE THE CAPTION, AND MOVE THE RISK FACTOR CLOSER TO THE FRONT OF THE RISK FACTORS SECTION.

                  Response: The Company has revised the section entitled "Risk Factors" to move the risk factor entitled "Our commitment for the anticipated debt financing necessary to complete the project to expand our paper mill is not binding" closer to the front of that section. However, because the Company does not intend to consummate the IPO if the net proceeds do not exceed $11.5 million, the Company believes that it is not necessary to revise that risk factor to mention this condition to the credit facility or to change its caption. Please see the Company's response to Comment 5.

NON-GAAP DISCUSSION, PAGE 36

         8. YOUR RESPONSE TO COMMENT 18 FROM OUR LETTER DATED MAY 18, 2005 STATES THAT YOU INCLUDE THE CALCULATION OF ADJUSTED EBITDA TO PROVIDE THE INVESTOR ADDITIONAL INFORMATION FROM A FORWARD LOOKING PERSPECTIVE. SINCE YOU DETERMINED IT BENEFICIAL TO DISCLOSE ADJUSTED EBITDA, REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF THE FOLLOWING ITEMS:

                  o THE MANNER IN WHICH MANAGEMENT USES THE NON-GAAP MEASURE TO CONDUCT OR EVALUATE ITS BUSINESS;

                  o THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE SUCH A MEASURE;

                  o THE MATERIAL LIMITATIONS ASSOCIATED WITH USE OF THE NON-GAAP FINANCIAL MEASURE AS COMPARED TO THE USE OF THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE;

                  o THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON-GAAP FINANCIAL MEASURE; AND

                  o THE SUBSTANTIVE REASONS WHY MANAGEMENT BELIEVES THE NON-GAAP FINANCIAL MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS.

                  PLEASE REFER TO QUESTION 8 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES FOR FURTHER GUIDANCE ON THIS MATTER.

Mellissa Campbell Duru
Securities and Exchange Commission
June 24, 2005



                  Response: The Company has reconsidered the Staff's prior comment 18 and the Company's use of adjusted EBITDA and determined to remove all disclosure of adjusted EBITDA.

UNDERWRITING, PAGE 70

         9. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 25. DISCLOSE AT AN APPROPRIATE LOCATION IN YOUR DOCUMENT THE SECOND SENTENCE OF THAT RESPONSE.

                  Response: In response to the Staff's comment to add the second sentence of our response to the Staff's prior comment 25, the Company has revised the registration statement in the section entitled "Underwriting - Lockup Agreements" to add the following sentence: "Pursuant to the terms of the lock-up agreement, the underwriter may waive the lock-up restrictions, but has informed us that it intends to do so only in extraordinary circumstances such as death, divorce or financial necessity."

NOTES TO FINANCIAL STATEMENTS, PAGE F-13

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-13

STOCK SPLIT, PAGE F-14

         10. YOU INDICATE ALL COMMON AND PER SHARE AMOUNTS OF THE SUCCESSOR HAVE BEEN RESTATED TO REFLECT THE 2.744 FOR 1 STOCK SPLIT. HOWEVER, IN THE FIRST PARAGRAPH OF PAGE F-19, YOU STATE THAT YOU SOLD 728,751 SHARES OF COMMON STOCK AND 2,150 UNITS WHICH CONTAIN A WARRANT TO PURCHASE 38 SHARES OF COMMON STOCK AT $3.64 PER SHARE. THE PURCHASE PRICE OF THE SHARES ATTACHED TO THE WARRANT APPEARS TO BE ADJUSTED TO REFLECT THE EFFECT OF THE STOCK SPLIT; HOWEVER, IT IS NOT CLEAR IF THE SHARES OF COMMON STOCK SOLD AND THOSE ATTACHED TO THE UNITS HAVE BEEN ADJUSTED FOR THE STOCK SPLIT. PLEASE REVISE YOUR DISCLOSURE TO CLEARLY REFLECT THE 2.744 FOR 1 STOCK SPLIT IMPACT ON THE NUMBER OF SHARES SOLD RELATED TO THE ORCHIDS ACQUISITION, AND ENSURE ALL COMMON AND PRICE PER SHARE REFERENCES IN THE REMAINDER OF DOCUMENT CLEARLY INDICATE THAT THEY HAVE BEEN RESTATED TO REFLECT THE STOCK SPLIT.

                  Response: After consulting with Tullius Taylor Sartain & Sartain LLP, independent registered public accounting firm, the Company has revised the disclosure on pages F-17, F-19 and F-21 to make it clear that all references to common stock and price per share data is presented on a post 2.744-to-1 split basis.

                                      * * *

Mellissa Campbell Duru
Securities and Exchange Commission
June 24, 2005


If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of these filings, please advise us at your earliest convenience. You may reach me at 312-602-5025, C. Brendan Johnson at 314-259-2438, or Brian Feezel at 314-259-2467, or any of us by fax at 314-259-2020.

Very truly yours,

/s/ Donald Figliulo
Donald Figliulo


cc:  H. Roger Schwall
     Mark Wojciechowski
     April Sifford
     Timothy Levenberg
       Securities and Exchange Commission
     Keith Schroeder
       Orchids Paper Products Company
     Jim Taylor
       Tullius Taylor Sartain & Sartain LLP